Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482ad

FUNDRISE

Harris Trail: Strong demand continues in Savannah market

Fundrise's build-to-rent community continues to outperform as Savannah's housing supply remains tight and demand stays strong.



Why Savannah? A strategic bet that's paying off

With three active communities now operating in the greater Savannah area, our investment in this fast-growing region is proving to be more than just well-timed—it's strategically sound. From Cottonvale Towns to Harris Trail to Omnia at Richmond Hill, our portfolio continues to benefit from the same set of fundamentals: a chronic undersupply of high-quality rental housing, strong regional job and population growth, and limited near-term competition.

Savannah's unique mix of affordability, logistics-driven economic expansion (anchored by the Port of Savannah), and catalytic employers like Hyundai's EV plant has created a durable demand base that outpaces supply. It's exactly the type of high-growth, supply-constrained Sunbelt market our strategy was designed to target—and we believe our early and scaled presence here continues to validate that thesis.

Harris Trail, our 38-unit rental community in Savannah, Georgia, continues to demonstrate the strength of our Sunbelt investment strategy. Acquired as a fully delivered, stabilized asset in May 2022, the property has benefited from strong regional demand drivers and a favorable supply-demand dynamic that has generally characterized the Savannah housing market.

Performance highlights

The Savannah metropolitan area exhibits several compelling characteristics that support rental housing performance:

- **Historically limited new supply:** Savannah remains a smaller relative market with less new rental housing than many larger markets. This dynamic has created an environment where new, well-built rental homes have consistently leased up quickly.
- **Strong, steady demand:** Over the past two years, resident demand has remained consistently high such that units at Harris Trail have often leased with minimal marketing effort—a testament to the depth of the renter pool in this area.
- **Economic growth and job drivers:** The Port of Savannah continues to be a major anchor for the local economy. Since opening in 2022, Hyundai's EV manufacturing plant has added further strength to the regional employment base, driving continued housing demand.

Looking ahead

While we're closely monitoring new supply expected to hit the market in 2025 and beyond, Harris Trail has the advantage of being an early mover in the build-for-rent segment of the Savannah area. Its stabilized position, strong lease history, and location in a supply-constrained market make it well-positioned to remain competitive even as new inventory comes online.

Harris Trail is a strong example of our broader strategy at work: investing in high-quality residential assets in markets where economic expansion and housing undersupply create opportunities for long-term, stable returns.

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An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Harris Trail: A strategic asset in a high-growth market



Harris Trail, our 38-unit rental community in Savannah, Georgia, continues to demonstrate the strength of our Sunbelt investment strategy.

Why we invested

- High-quality construction in a supply-constrained market
- Access to regional growth drivers like the Port of Savannah and Hyundai's EV plant

Why it works

Savannah's housing market has historically seen limited new rental supply—especially of well-built, professionally managed communities. Harris Trail entered early, filled a clear need, and continues to operate in an environment where demand outpaces availability.

Looking ahead

While we're closely monitoring new supply expected to hit the market in 2025 and beyond, Harris Trail has the advantage of being an early mover in the build-to-rent segment of the Savannah area. Its stabilized position, strong lease history, and location in a supply-constrained market make it well-positioned to remain competitive even as new inventory comes online.

Harris Trail is a strong example of our broader strategy at work: investing in high-quality residential assets in markets where economic expansion and housing undersupply create opportunities for long-term, stable returns.

Invest in real estate

Start investing in less than 5 minutes and with as little as $10.

An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

What is build-for-rent and why does it matter?



Build-for-rent (BFR) communities are newly constructed homes designed specifically to be rented—typically grouped in professionally managed neighborhoods of 50 to 200 units. As the cost of owning a home continues to rise, BFR has become a critical solution for meeting the growing demand for single-family rentals, **offering investors a scalable, efficient way to tap into one of real estate's fastest-growing segments**.

Once exclusive to institutions, these same assets are now accessible through Fundrise—starting at just $10.

Start today

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036


Cottonvale
Towns
Harris
Trail
Omnia at
Richmond Hill

Why Savannah? A strategic bet that's paying off

With three active communities now operating in the greater Savannah area, our investment in this fast-growing region is proving to be more than just well-timed—it's strategically sound. From Cottonvale Towns to Harris Trail to Omnia at Richmond Hill, our portfolio continues to benefit from the same set of fundamentals: a chronic undersupply of high-quality rental housing, strong regional job and population growth, and limited near-term competition.

Savannah's unique mix of affordability, logistics-driven economic expansion (anchored by the Port of Savannah), and catalytic employers like Hyundai's EV plant has created a durable demand base that outpaces supply. It's exactly the type of high-growth, supply-constrained Sunbelt market our strategy was designed to target—and we believe our early and scaled presence here continues to validate that thesis.

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Portfolio Spotlight: Harris Trail Townhomes



Our 38-unit rental community in Savannah, Georgia, continues to validate our approach. Acquired fully stabilized in May 2022, Harris Trail reflects the core strengths of our Sunbelt strategy: early entry, high demand, and limited competition.

What's driving performance

- **Tight supply:** Savannah remains underbuilt compared to larger metros. New, high-quality rental homes continue to lease up quickly.
- **Resilient demand:** Over the past two years, Harris Trail has required minimal marketing—units lease fast, driven by a deep renter pool.
- **Job growth:** The Port of Savannah and Hyundai's EV plant (opened in 2022) are fueling regional employment and housing demand along with it.

Why it matters

Harris Trail benefits from being an early mover in Savannah's build-for-rent market. Its stabilized position, strong leasing history, and supply-constrained location offer a competitive edge as new inventory enters the market in 2025 and beyond.

Bigger picture

This is our broader strategy at work: investing in well-located residential assets where economic momentum and housing undersupply create the conditions for long-term, stable returns.

Add real estate to your portfolio

Start investing in less than 5 minutes and with as little as $10.

An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

FUNDRISE

START INVESTING IN REAL ESTATE FROM $10.

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Build-for-rent spotlight: Harris Trail Townhomes

Savannah, GA

Asset Class	Real estate
Asset Type	Build-for-rent
Strategy	Core plus
Featured fund	Flagship Fund



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Investment Opportunity: High-Performing Asset in Savannah’s Fast-Growing Rental Market

Harris Trail is a 38-unit build-to-rent community in Savannah, GA, acquired as a stabilized asset in 2022. It's part of our growing presence in a supply-constrained region experiencing significant economic and population growth—an environment where high-quality rentals continue to outperform.

Why it matters:

- **Historically limited new supply:** Savannah remains a smaller relative market with less new rental housing than many larger markets. This dynamic has created an environment where new, well-built rental homes have consistently leased up quickly.
- **Strong, steady demand:** Over the past two years, resident demand has remained consistently high such that units at Harris Trail have often leased with minimal marketing effort—a testament to the depth of the renter pool in this area.
- **Economic growth and job drivers:** The Port of Savannah continues to be a major anchor for the local economy. Since opening in 2022, Hyundai's EV manufacturing plant has added further strength to the regional employment base, driving continued housing demand.

This investment exemplifies our strategy: targeting Sunbelt markets where limited supply and expanding economies create the conditions for stable, long-term returns.

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11 Dupont Circle NW, 9th Floor, Washington, DC 20036